SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             Dated August 18, 2003



                   IMI International Medical Innovations Inc.

                         Commission File Number 1-31360

                             300-4211 Yonge Street
                            Toronto, Ontario M2P 2A9
                                     CANADA
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F X    Form 40-F
                                  ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a


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material  event,  has already been the subject of a Form 6-K  submission or other Commission filing on EDGAR. Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes     No X
                                          ---    ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





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                   IMI International Medical Innovations Inc.
                                    Form 6-K

         On August 14, 2003, the Registrant publicly disseminated a press release and report to shareholders announcing its second-quarter financial results for the fiscal period ended June 30, 2003. The information contained in the press release and report to shareholders are incorporated herein by reference and filed as Exhibit 99 hereto.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               IMI International Medical Innovations Inc.


                               By:    /s/ Ronald G. Hosking
                                      --------------------------
                                      Ronald G. Hosking
                                      Vice President and Chief Financial Officer




 Date: August 18, 2003



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                                  EXHIBIT INDEX



Exhibit
Number                              Description
-------                             -----------

99.1                                The Registrant's Press Release
                                    Dated August 14, 2003

99.2                                The Registrant's Report to Shareholders
                                    Dated August 14, 2003


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